

Mail Stop 4720

December 20, 2017

James F. Getz
Chairman, President and Chief Executive Officer
TriState Capital Holdings, Inc.
One Oxford Centre
301 Grant Street, Suite 2700
Pittsburgh, PA 15219

> **Re:** **TriState Capital Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 15, 2017**
> **File No. 333-222074**

Dear Mr. Getz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: David J. Hirsch, Esq.